Holland & Knight

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Fax 202 955 5564

Holland & Knight LLP
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www.hklaw.com

07021706

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

March 9, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/12

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-5953 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4410753_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Timely disclosure material concerning the results of Court Meeting and Gallaher Group Plc ("Gallaher")'s Extraordinary General Meeting of shareholders in relation to the Company's recommended cash offer for Gallaher.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Consolidated Financial Results for the Nine-Month Period that Ended December 31, 2006

2. Business Report for the nine-month period ended December 31, 2006

3. Press Releases

Date	Title
1) 02/08/2007 (02/08/2007)	JT Reports International Tobacco Business Results for January-December 2006
2) 03/06/2007 (03/06/2007)	JT Updates Progress of Competition Clearance for Gallaher Acquisition
3) 03/09/2007 (03/06/2007)	Gallaher Shareholders Vote in Favor of Recommended Cash Offer by JT

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Timely disclosure material in relation to the Company's Recommended Cash Offer for Gallaher Group Plc.

   Disclosure material filed with stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo on March 9, 2007, concerning the results of Court Meeting and the resolution of Gallaher Group Plc's Extraordinary General Meeting of shareholders held on March 9, 2007.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX, Section B, items 1 to 3.

This document has been translated from the original Japanese version, for convenience only.
The sign "△" indicates decrease.

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE-MONTH PERIOD THAT ENDED DECEMBER 31, 2006

February 8, 2007

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Head Office: Tokyo
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3-3582-3111

1. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). APPLICATION OF SIMPLIFIED ACCOUNTING PROCEDURES
JT applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements. These quarterly financial statements are unaudited.

2). CHANGES IN ACCOUNTING POLICY: None

3). CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD
Number of Consolidated Subsidiaries: 154 (New Consolidated Companies: 3, Exclusion from Consolidation: 6)
Number of Companies applied for the equity method: 12
(New Application of the Equity Method: 1, Exclusion from the Application of the Equity Method: 0)

2. RESULTS FOR THE NINE-MONTH PERIOD THAT ENDED DECEMBER 31, 2006

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Recurring Profit		Net Income	
Nine-month periods ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
December 31, 2006	3,637,470	2.5	273,459	8.6	276,026	13.3	193,485	18.0
December 31, 2005	3,550,368	△ 1.3	251,849	9.3	243,558	7.1	164,025	24.8
Year ended March 31, 2006	4,637,657		306,946		297,842		201,542	

	Net Income per Share	Diluted Net Income per Share
Nine-month periods ended	*yen*	*yen*
December 31, 2006	20,196.69	-
December 31, 2005	85,607.45	-
Year ended March 31, 2006	105,084.78	-

(Note)
1. Percentages under "Net Sales," "Operating Income," "Recurring Profit," "Net Income" indicate changes from the corresponding figures for the previous nine-months period that ended December 31, 2005
2. Each share of common stock was split into five shares on April 1, 2006.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Nine-month periods ended	*Millions of yen*	*Millions of yen*	%	*yen*
December 31, 2006	3,405,521	1,994,823	56.7	201,565.80
December 31, 2005	3,100,893	1,698,151	54.8	886,293.18
Year ended March 31, 2006	3,037,378	1,762,511	58.0	919,780.33

(Note)
1. The figures for the nine-month period that ended December 31, 2005 and for the year ended March 2006 are those of "Shareholders' Equity," "Ratio of Shareholders' Equity" and "Shareholders' Equity per Share," as previously reported.
2. Each share of common stock was split into five shares on April 1, 2006.

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
Nine-month periods ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
December 31, 2006	349,869	20,378	△ 29,400	1,264,022
December 31, 2005	124,224	△ 91,753	△ 41,447	828,688
Year ended March 31, 2006	150,342	△ 26,357	△ 48,134	920,141

3. FORECAST FOR THE BUSINESS RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2007

	Net Sales	Recurring Profit	Net Income
Year ending March 31, 2007	*Millions of yen* 4,740,000	*Millions of yen* 298,000	*Millions of yen* 202,000

Forecasted Annual Net Income per Share (yen) : 21,085.42

Note: The forecast described above is based on the assumptions judged to be reasonable as of the date of issuing this statement and the actual results may substantially differ from the forecast above.
Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 6 and 7 regarding the forecast above.

1. Business Results and Financial Position

(1) Qualitative Information Regarding Progress of Consolidated Business Results

1) Overview of Financial Results

Business Results for the nine-month period that ended December 31, 2006

The JT Group has been putting forth strong efforts to overcome the current challenges in the market and achieve sustainable growth for the future through the consistent implementation of measures in accordance with the medium term management plan "JT2008" formulated in May 2006.

Net Sales

Net sales reached 3,637.4 billion yen for the nine-month period that ended December 31, 2006, an increase of 87.1 billion yen (up 2.5%) compared with the corresponding figure for the same period in the previous year, primarily due to an increase in sales volume in the international tobacco business which more than offset the decreased sales volume in the domestic tobacco business.

(Billions of yen unless specifically stated otherwise)

	Nine-month period that ended: December 31, 2005	Nine-month period that ended: December 31, 2006	Increase / Decrease(△)	
Consolidated	3,550.3	3,637.4	87.1	2.5%
Domestic Tobacco	2,631.9	2,624.9	△7.0	△0.3%
International Tobacco	649.4	742.4	93.0	14.3%
Pharmaceutical	38.8	36.0	△2.8	△7.2%
Foods	212.7	218.5	5.7	2.7%
Others	17.3	15.5	△1.8	△10.5%

*Figures above represent external sales.

Operating Income

Operating income reached 273.4 billion yen for the nine-month period that ended December 31, 2006, an increase of 21.6 billion yen (up 8.6%) compared with the corresponding figure for the same period in the previous year, primarily due to an increase in unit prices following the amendment of retail price and cost reduction in the domestic tobacco business and profit growth in the international tobacco business.

(Billions of yen unless specifically stated otherwise)

	Nine-month period that ended: December 31, 2005	Nine-month period that ended: December 31, 2006	Increase / Decrease(△)	
Consolidated	251.8	273.4	21.6	8.6%
Domestic Tobacco	176.7	196.7	20.0	11.4%
International Tobacco	59.6	70.9	11.2	18.9%
Pharmaceutical	△2.6	△7.3	△4.7	-
Foods	5.4	6.6	1.1	21.7%
Others	5.9	6.7	0.8	13.5%
Elimination/Corporate	6.7	△0.2		

Recurring Profit

Recurring profit reached 276.0 billion yen for the nine-month period that ended December 31, 2006, an increase of 32.4 billion yen (up 13.3%) compared with the corresponding figure for the same period in the previous year, primarily due to the improvement of foreign exchange gains or losses.

Net Income

Net income was 193.4 billion yen for the nine-month period that ended December 31, 2006, an increase of 29.4 billion yen (up 18.0%) compared with the corresponding figure for the same period in the previous year, primarily due to a decrease in losses achieved from sales of company assets including equipment, manufacturing plants, properties, etc.

2) Financial Results by Business Segment

Domestic Tobacco Business

The domestic tobacco business is positioned as a core source of profits for the entire JT Group. As the business environment grows increasingly fierce, with the enactment of the increased tobacco excise taxes in July 2006, and rising competition with rival companies led by a decline in aggregate tobacco demand, JT will continue its efforts to ensure product share in the market, and increase productivity through innovation and the strengthening of existing brands as well as the successful launch of new products in growing segments.

The "Blue Wind" symbol was adopted as the design for five box-type products in the Mild Seven in May 2006. In addition, designs for nine products, which utilized soft packaging or belonged to the 1-mg tar segment were changed in December 2006 in an effort to unify the brand imaging among JT products. JT launched six products from six brands, including four D-spec products (*1), as part of a successful launch in the growing market segment, and carried out efficient and effective sales promotion activities, including the sales area expansion for two products from two brands which had previously been sold in limited areas, to nationwide coverage, in response to increased consumer demand.

(*1) Products adopting JT's proprietary reduced odor technology that suppress odors caused by cigarettes.

(Table 1)

Products launched in October 2006

Products	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Cabin One Tasty 100's Box	300 yen/ 20 cigarettes	1mg/0.1mg	42 prefectures excluding Miyagi, Kanagawa, Aichi, Kyoto and Fukuoka	
Camel Menthol Box	320 yen/ 20 cigarettes	8mg/0.7mg	Miyagi	Menthol product D-spec product
Sakura	350 yen/ 20 cigarettes	7mg/0.6mg	Kanagawa	D-spec product
Peace Infinity	350 yen/ 20 cigarettes	8mg/0.7mg	Kyoto	D-spec product
Salem Ice Blue	320 yen/ 20 cigarettes	8mg/0.6mg	Fukuoka	Menthol product D-spec product

Products launched in December 2006

Products	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Mild Seven Super Lights 100's Box	300 yen/ 20 cigarettes	6mg/0.5mg	Hokkaido(*)	

*Sales area was expanded to nationwide on February 1, 2007.

(Table 2)

Products expanded to nationwide coverage in April 2006

Products	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Ultra Lights Menthol Box	320 yen/ 20 cigarettes	3mg/0.2mg	Menthol product D-spec product

Products expanded to nationwide coverage in December 2006

Products	Price/Quantity	Tar/Nicotine	Remarks
Cabin One Tasty 100's Box	300 yen/ 20 cigarettes	1mg/0.1mg	

Domestic tobacco sales volume for the nine-month period that ended December 31, 2006, was 135.5 billion cigarettes (*2), a decrease of 11.6 billion cigarettes (down 7.9%) compared with the corresponding figure for the same period in the previous year, due to the termination of the licensing agreement with Philip Morris International for Marlboro products in Japan, at the end of April 2005, and the amendment of retail prices, accompanied by the increased tobacco excise taxes in July 2006. JT's domestic market share represented 64.9 percent in the nine-month period that ended December 31, 2006, a decrease of 1.9 percent compared with the corresponding figure for the same period in the previous year, while net sales excluding tax (per thousand cigarettes) reached 3,971 yen, an increase of 105 yen compared with the corresponding figure for the same period in the previous year.

Net sales reached 2,624.9 billion yen for the nine-month period that ended December 31, 2006, a decrease of 7.0 billion yen (down 0.3%) compared with the corresponding figure for the same period in the previous year, due to a decline in sales volume. Operating reached 196.7 billion yen for the nine-month period that ended December 31, 2006, an increase of 20.0 billion yen (up 11.4%) compared with the corresponding figure for the same period in the previous year, as increased unit prices and reduced costs contributed to overcoming of the decline in sales volume.

(*2) In addition to the above figure, the domestic tobacco business sold 2.5 billion cigarettes during the nine-month period that ended December 31, 2006, taking into account sales from duty-free shops in Japan and in additional sales in the China, Hong Kong, and Macao markets, which are covered by JT's China Division.

International Tobacco Business

The international tobacco business represents the driving force for profit growth for the entire JT Group, at the center of which is JT International S.A., a subsidiary of JT, aimed at increasing sales volume, while focusing on the Global Flagship Brand (GFB), which include "Camel," "Winston," "Mild Seven" and "Salem."

Sales volume was 178.2 billion cigarettes for the nine-month period that ended December 31, 2006, an increase of 14.7 billion cigarettes (up 9.0%) compared with the corresponding figure for the same period in the previous year, primarily due to favorable upturn in GFB sales, a major area of focus for the JT Group for profit growth. Total sales volume for GFBs was 110.3 billion cigarettes for the nine-month period that ended December 31, 2006, an increase of 11.1 billion cigarettes (up 11.2%) compared with the corresponding figure for the same period in the previous year. This was primarily due to an increase in sales of "Camel" in Italy and France, "Winston" in Spain, Russia, Iran, Turkey, Ukraine and Italy and "Mild Seven" in Taiwan and Russia.

Net sales reached 742.4 billion yen and operating income accounted for 70.9 billion yen, increases of 93.0 billion yen (up 14.3%) and 11.2 billion yen (up 18.9%) respectively, compared with corresponding figure in the same period in the previous year. This was primarily due to by an increase in sales volume, mainly in the GFBs, despite the transfer of a portion of the Japanese market previously covered by the international tobacco business to the domestic tobacco business in May 2005, and the impact of an increase in tobacco excise taxes in Spain.

(Note) 1. For the purpose of this document, US$ 1.00 was converted to 107.90 yen and 115.90 yen for the nine-month periods that ended December 31, 2005, and December 31, 2006, respectively.
2. With respect to the international tobacco business results, the nine-month results for the period between January 2006 and September 2006 are reflected in this report.

JT has been taking the necessary steps to avoid an unreasonable Notice of Assessment to its subsidiaries located in Canada and in Russia, which continue to operate. The JT Group will continue to operate its businesses in compliance with the laws and business practices in their respective countries, and continue to take all possible measures, including legal options, to prevent any infractions of the law and/or such Notice of Assessments.

(Additional information regarding Gallaher)

As announced on December 15, 2006, JT has reached an agreement with the U.K.-based tobacco company, Gallaher Group Plc (Gallaher), regarding a cash offer for the entire issued and to be issued share capital of Gallaher, which is in line with JT's goal to make the company a wholly-owned subsidiary.

The offer is to be implemented by means of a scheme of arrangement under the English law. The scheme is an acquisition process in the United Kingdom to be done on a friendly basis, which becomes effective upon agreement by the board of directors of Gallaher, and the approval of competition law authorities, the extraordinary general meeting of Gallaher shareholders, and the Court.

The board of directors of Gallaher has been unanimous in recommending the offer. The company posted the scheme document to its shareholders on January 19, 2007 (U.K. time).

Pharmaceutical Business

With respect to the pharmaceutical business, JT has been increasing efforts to maximize business value in a timely and efficient manner, to position the business division as a driving force for future growth. JT's pharmaceutical business has been firmly focused on advancing its clinical compounds to the higher stages of clinical study, and further enhancing its R&D pipeline, while seeking out strategic opportunities for the licensing in and out of its products.

Following the introduction of its anti-hyperuricemia drug (JTT-552) into the clinical trial stage, JT currently has seven drugs in the clinical development pipeline. JT entered into license-out agreements with GlaxoSmithKline Inc. for a new chemical compound in its pre-clinical trial stage in April 2006, and with MedImmune, Inc. for an antibody drug candidate in its pre-clinical trial stage in December 2006.

Royalty revenue from "Viracept," an HIV treatment drug jointly developed with Agouron Pharmaceuticals, Inc. (a subsidiary of Pfizer Inc.), and sold primarily in the United States, Europe and Japan, declined as a result of intensifying competition in the pharmaceutical industry.

Torii Pharmaceutical Co., Ltd. (Torii), a subsidiary of JT, showed a decrease in net sales despite increased sales of "Antebate," a protease inhibitor, and "Truvada," an HIV treatment drug. The decline is primarily due to a sales decrease of the company's main products including "Futhan," an injectable proteolytic enzyme inhibitor, and "Stronger Neo-Minophagen C," an agent for liver disease/antiallergic agent, due to several factors, including drug price revisions implemented in April 2006.

Net sales reached 36.0 billion yen for the nine-month period that ended December 31, 2006, a decrease of 2.8 billion yen (down 7.2%) compared with the corresponding figure for the same period in the previous year. This was primarily due to the decline in net sales for Torii, and the negative impact caused by the absence of a one-time sales income related to the licensing of "JTK-303" to Gilead Sciences recorded in the same period in the previous year, despite several positive factors in this reporting cycle, including two additional one-time sales incomes through licensing agreements with GlaxoSmithKline and MedImmune, Inc. Accordingly, operating loss reached 7.3 billion yen from 2.6 billion yen, as recorded for the same period in the previous year,

In November 2006, Toray Industries, Inc. (Toray) filed for a new drug application for its antipruritus drug developed by Toray which it had agreed with JT and Torii to co-develop and market in the domestic market in March 2005. In September 2006, the three companies agreed to co-develop and market the drug for the treatment of hepatic disease in the domestic market.

Foods Business

Positioning the foods business as one of the key components to the company's success, JT is focusing on the three main areas including its beverage business, processed foods business (which includes frozen processed foods, bakery, chilled processed foods and processed preserved foods), and seasonings business with the aim of establishing a competitive advantage in the market and a solid business foundation as a general foods manufacturer.

JT has been steadily expanding its beverage business primarily through the vending machine operation provided by Japan Beverage Inc., a subsidiary of JT, and the active development and introduction of new and unique products, while focusing mainly on its core brand "Roots."

Regarding JT's processed foods business, the company aims to continue to expand and enrich its product line of commercial frozen foods, including its "Obento Dai-Ninki!" and "Imadoki-Wazen" lines, in order to expand its scale of operation and strengthen earning capacity.

JT's seasonings business, JT is striving to enhance its business base through the development and introduction of High IG yeast extract, which was developed through JT's exclusive technology.

Net sales were 218.5 billion yen for the nine-month period that ended December 31, 2006, an increase of 5.7 billion yen (up 2.7%) compared with the corresponding figure for the same period in the previous year, primarily due to the expansion of vending machine sales channels and the steady rise in sales of "Roots" in the beverage business, and the expansion of operating scale in the processed foods business, primarily in the frozen processed foods and chilled processed foods' divisions. Operating income was 6.6 billion yen for the nine-month period that ended December 31, 2006, an increase of 1.1 billion yen (up 21.7%) compared with the corresponding figure for the same period in the previous year.

Other Businesses

Net sales for JT's other businesses were 15.5 billion yen for the nine-month period that ended December 31, 2006, a decrease of 1.8 billion yen (down 10.5%) compared with the corresponding figure for the same period in the previous year, primarily due to the decline in the number of consolidated subsidiaries following the transfer of their shares. Operating income was 6.7 billion yen for the nine-month period that ended December 31, 2006, an increase of 0.8 billion yen (up 13.5%) compared with the corresponding figure for the same period in the previous year, resulting from an increase in the real estate rental revenue.

(2) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents as at the end of the nine-month period that ended December 31, 2006 accounted for 1,264.0 billion yen, an increase of 343.8 billion yen compared with the corresponding figure for the same period in the previous year. (The figure was 828.6 billion yen at the end of the same period in the previous year.)

Cash Flow from Operating Activities

Net cash provided by operating activities for the nine-month period that ended December 31, 2006, accounted for 349.8 billion yen, compared to 124.2 billion yen, as reported for the same period in the previous year. This was primarily due to an increase in excise taxes payable on tobacco, a decrease in the cash-out associated with the voluntary retirement program as well as the stable cash flow generated by the tobacco business.

Cash Flow from Investing Activities

Net cash provided by investing activities accounted for 20.3 billion yen for the nine-month period that ended December 31, 2006, while 91.7 billion yen of net cash used was reported for the same period in the previous year. This was primarily due to the increase in proceeds from sale and redemption of securities.

Cash Flow from Financing Activities

Net cash used in financing activities for the nine-month period that ended December 31, 2006, accounted for 29.4 billion yen, while 41.4 billion yen was reported for the same period in the previous year. The decline resulted from the impact from increased dividend payments exceeding the effect of increased revenue following a rise in short-term borrowings by subsidiaries.

2. Forecast of consolidated business results for the fiscal year ending March 31, 2007

Forecast for the fiscal year ending March 31, 2007 is as follows:

(Billions of yen)

	Current Forecast (as of February 8, 2007)	Previous Forecast (as of October 31, 2006)
Net Sales	4,740.0	4,770.0
Operating Income	318.0	308.0
Recurring Profit	298.0	310.0
Net Income	202.0	206.0

The previous forecast for net sales was revised downward by 30.0 billion yen primarily due to a decrease in aggregate tobacco demand in the domestic tobacco business, despite an increase in sales volume primarily contributed by the sales of GFBs by the international tobacco business.

Regarding operating income, the forecasted figure was revised upward by 10.0 billion yen, as a result of the positive impacts of the decreased costs for vending machines, the reversal of devaluation losses on leaf tobacco in the domestic tobacco business, and profit growth in the international tobacco business exceeding the negative effects of the downward revision of forecasted net sales.

Recurring profit for the forecasted figure was revised downward by 12.0 billion yen, primarily due to the allocation of financial costs associated with the cash offer made to Gallaher. Accordingly, the forecasted figure for net income was also revised downward by 4.0 billion yen.

* Additional projections for the year ending March 31, 2007

The domestic tobacco business	Current Forecast	Previous Forecast
Sales volume	174.0 billion cigarettes	176.0 billion cigarettes

The international tobacco business	Current Forecast (Actual results from January 2006 to December 2006)	Previous Forecast
Sales volume	240.1 billion cigarettes	239.0 billion cigarettes
GFB sales volume	149.1 billion cigarettes	147.0 billion cigarettes
Exchange rate (US 1.00 dollar)	116.38 yen	116.00 yen

(Note) The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of December 31, 2006

** The sign " △ " indicates a credit balance.*
This also means decrease for a debit balance (increase for a credit balance) where used in "Increase/Decrease" Column.

			Millions of yen
	as of March 31, 2006	*as of December 31, 2006*	*Increase / Decrease*
ASSETS			
CURRENT ASSETS:	**1,608,154**	**2,014,920**	**406,766**
Cash and deposits	322,715	1,027,500	704,785
Trade notes and accounts receivable	134,182	178,197	44,014
Marketable securities	576,967	199,608	△ 377,358
Inventories	406,832	436,029	29,197
Other current assets	169,231	175,507	6,275
Allowance for doubtful accounts	△ 1,776	△ 1,924	△ 147
FIXED ASSETS:	**1,429,180**	**1,390,577**	**△ 38,603**
Property, plant and equipment:	**596,544**	**596,157**	**△ 386**
Buildings and structures	238,049	228,947	△ 9,102
Machinery, equipment and vehicles	144,604	138,688	△ 5,916
Land	138,671	132,359	△ 6,312
Other	75,217	96,162	20,944
Intangible assets:	**579,519**	**549,448**	**△ 30,070**
Goodwill	355,183	357,485	2,302
Trademarks	190,587	163,057	△ 27,529
Other	33,748	28,905	△ 4,842
Investments and other assets:	**253,117**	**244,971**	**△ 8,145**
Investment securities and other assets	254,941	246,354	△ 8,586
Allowance for doubtful accounts	△ 1,292	△ 974	318
Allowance for loss on investments	△ 531	△ 408	122
DEFERRED ASSETS	**44**	**23**	**△ 20**
TOTAL ASSETS	**3,037,378**	**3,405,521**	**368,142**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of December 31, 2006

** The sign " △ " indicates a debit balance.*
This also means decrease for a credit balance (increase for a debit balance) where used in "Increase/Decrease" Column.

			Millions of yen
	as of March 31, 2006	*as of December 31, 2006*	*Increase / Decrease*
LIABILITIES			
CURRENT LIABILITIES:	**626,355**	**880,010**	**253,655**
Trade notes and accounts payable	137,454	145,484	8,030
Short-term bank loans	33,292	46,037	12,745
Current portion of long-term borrowings	18,203	19,122	918
National tobacco excise taxes payable	68,184	141,067	72,882
National tobacco special excise taxes payable	12,793	24,410	11,617
Local tobacco excise taxes payable	95,181	202,346	107,165
Accrued bonuses	27,610	16,666	△ 10,943
Other allowances	1,869	1,978	108
Other current liabilities	231,764	282,896	51,131
NON-CURRENT LIABILITIES:	**590,950**	**530,687**	**△ 60,263**
Bonds	150,000	150,000	-
Long-term borrowings	15,111	6,084	△ 9,027
Liabilities for retirement benefits	293,425	287,365	△ 6,059
Liabilities for retirement benefits for directors and corporate auditors	899	926	27
Other non-current liabilities	131,513	86,309	△ 45,203
TOTAL LIABILITIES	**1,217,305**	**1,410,697**	**193,392**
MINORITY INTERESTS:			
MINORITY INTERESTS	**57,561**	-	**△ 57,561**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	-	**△ 100,000**
CAPITAL SURPLUS	**736,400**	-	**△ 736,400**
RETAINED EARNINGS	**972,511**	-	**△ 972,511**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**35,531**	-	**△ 35,531**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 7,353**	-	**7,353**
TREASURY STOCK	**△ 74,578**	-	**74,578**
TOTAL SHAREHOLDERS' EQUITY	**1,762,511**	-	**△ 1,762,511**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**3,037,378**	-	**△ 3,037,378**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of December 31, 2006

** The sign " △ " indicates a debit balance.*
This also means decrease for a credit balance (increase for a debit balance) where used in "Increase/Decrease" Column.

	as of March 31, 2006	*as of December 31, 2006*	*Millions of yen* *Increase / Decrease*
NET ASSETS			
SHAREHOLDERS' EQUITY:	-	**1,893,134**	**1,893,134**
Common stock	-	**100,000**	**100,000**
Capital surplus	-	**736,400**	**736,400**
Retained earnings	-	**1,131,312**	**1,131,312**
Treasury stock	-	**△ 74,578**	**△ 74,578**
VALUATION AND TRANSLATION ADJUSTMENTS:	-	**37,882**	**37,882**
Net unrealized gains on investment securities	-	**33,843**	**33,843**
Net deferred gains on hedging instruments	-	**8,790**	**8,790**
Foreign currency translation adjustments	-	**△ 4,751**	**△ 4,751**
MINORITY INTERESTS	-	**63,806**	**63,806**
TOTAL NET ASSETS	-	**1,994,823**	**1,994,823**
TOTAL LIABILITIES AND NET ASSETS	-	**3,405,521**	**3,405,521**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006

** The sign " △ " indicates decrease.*

	For the nine-month period ended		Increase / Decrease	For the year ended
				Millions of yen
	December 31, 2005	December 31, 2006		March 31, 2006
NET SALES	3,550,368	3,637,470	87,101	4,637,657
COST OF SALES	2,853,342	2,930,596	77,254	3,734,073
GROSS PROFIT	**697,026**	**706,873**	**9,846**	**903,583**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	445,176	433,413	△ 11,762	596,636
OPERATING INCOME	**251,849**	**273,459**	**21,609**	**306,946**
NON-OPERATING INCOME:	**7,219**	**17,425**	**10,205**	**12,655**
Interest income	2,679	6,808	4,128	4,300
Dividend income	1,429	1,497	68	1,608
Foreign exchange gain	-	5,730	5,730	-
Other	3,110	3,388	278	6,745
NON-OPERATING EXPENSES:	**15,511**	**14,858**	**△ 653**	**21,759**
Interest expense	4,494	4,793	299	5,775
Foreign exchange loss	1,585	-	△ 1,585	2,892
Financial support for domestic leaf tobacco growers	891	3,530	2,639	863
Periodic mutual assistance association cost	2,305	2,034	△ 270	3,074
Other	6,235	4,499	△ 1,735	9,153
RECURRING PROFIT	**243,558**	**276,026**	**32,468**	**297,842**
EXTRAORDINARY PROFIT:	**46,527**	**41,048**	**△ 5,478**	**65,453**
Gain on sales of property, plant and equipment	41,312	38,827	△ 2,484	60,036
Other	5,214	2,221	△ 2,993	5,416
EXTRAORDINARY LOSS:	**35,910**	**13,241**	**△ 22,668**	**62,302**
Loss on sale of property, plant and equipment	24,258	2,923	△ 21,334	24,875
Loss on disposal of property, plant and equipment	3,516	4,310	793	12,279
Business restructuring costs	6,187	-	△ 6,187	8,009
Introduction costs for vending machines with adult identification functions	-	1,693	1,693	-
Other	1,947	4,314	2,366	17,137
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**254,174**	**303,833**	**49,659**	**300,993**
INCOME TAXES-CURRENT	86,210	106,533	20,323	49,686
INCOME TAXES-DEFERRED	-	-	-	45,209
MINORITY INTERESTS	3,938	3,813	△ 124	4,555
NET INCOME	**164,025**	**193,485**	**29,460**	**201,542**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006

** The sign " △ " indicates decrease, unless specifically stated otherwise.*

	For the nine-month period ended		Increase/ Decrease	For the year ended
	December 31, 2005	December 31, 2006		March 31, 2006
				Millions of yen
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	254,174	303,833	49,659	300,993
Depreciation and amortization	92,628	95,595	2,966	124,854
Net gain on disposition of property, plant and equipment	△ 16,464	△ 33,036	△ 16,571	△ 30,018
Amortization of goodwill	1,233	2,053	820	1,590
Decrease in liabilities for retirement benefits	△ 3,060	△ 9,489	△ 6,429	△ 6,591
Interest income and dividend income	△ 4,109	△ 8,305	△ 4,196	△ 5,909
Interest expense	4,494	4,793	299	5,775
(Increase) decrease in trade notes and accounts receivable (△:increase)	△ 28,478	△ 40,247	△ 11,768	765
(Increase) decrease in inventories (△:increase)	11,675	△ 26,635	△ 38,311	44,091
Increase (decrease) in trade notes and accounts payable	29,942	4,119	△ 25,823	20,260
Decrease in other payable	△ 133,968	△ 30,712	103,255	△ 125,688
Increase (decrease) in tobacco excise taxes payable	71,730	191,392	119,661	△ 13,972
Decrease in non-current other payable	△ 75,611	△ 41,205	34,406	△ 87,376
Other, net	△ 24,972	△ 12,377	12,595	△ 19,613
Sub-total	**179,214**	**399,778**	**220,563**	**209,158**
Interest and dividend received	4,222	8,445	4,223	5,910
Interest paid	△ 4,776	△ 4,921	△ 144	△ 5,712
Income taxes paid	△ 54,436	△ 53,433	1,002	△ 59,014
Net cash provided by operating activities	**124,224**	**349,869**	**225,644**	**150,342**
INVESTING ACTIVITIES:				
Purchases of marketable securities	△ 122,928	△ 330,492	△ 207,563	△ 145,933
Proceeds from sale and redemption of marketable securities	42,703	381,269	338,565	121,700
Purchase of property, plant and equipment	△ 64,308	△ 69,084	△ 4,775	△ 82,850
Proceeds from sale of property, plant and equipment	52,914	46,778	△ 6,135	82,146
Purchase of intangible assets	△ 7,461	△ 6,276	1,184	△ 8,966
Purchase of investment securities	△ 1,486	△ 1,601	△ 115	△ 2,733
Proceeds from sale and redemption of investment securities	3,108	4,990	1,882	4,341
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	△ 145	△ 4,049	△ 3,904	△ 1,400
Disbursements from sale of shares of former consolidated subsidiaries, net of cash held	△ 143	△ 387	△ 243	△ 143
Other, net	5,994	△ 767	△ 6,762	7,480
Net cash provided by (used in) investing activities	**△ 91,753**	**20,378**	**112,132**	**△ 26,357**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006

* *The sign " △ " indicates decrease, unless specifically stated otherwise.*

Millions of yen

	For the nine-month period ended		Increase/ Decrease	For the year ended
	December 31, 2005	December 31, 2006		March 31, 2006
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	△ 1,546	11,663	13,210	1,552
Proceeds from long-term borrowings	243	-	△ 243	-
Repayments of long-term borrowings	△ 10,443	△ 10,271	171	△ 19,473
Proceeds from minority shareholders	-	4,927	4,927	-
Dividends paid	△ 28,740	△ 34,488	△ 5,748	△ 28,740
Dividends paid to minority shareholders	△ 940	△ 1,004	△ 64	△ 1,467
Other, net	△ 20	△ 227	△ 206	△ 5
Net cash used in financing activities	**△ 41,447**	**△ 29,400**	**12,046**	**△ 48,134**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**8,576**	**3,033**	**△ 5,543**	**15,204**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**△ 398**	**343,880**	**344,279**	**91,054**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**829,087**	**920,141**	**91,054**	**829,087**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**828,688**	**1,264,022**	**435,333**	**920,141**

SEGMENT INFORMATION

** The sign " △ " indicates loss.*

OPERATIONS BY INDUSTRY SEGMENT

(For the nine-month period ended December 31, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	2,631,986	649,414	38,862	212,743	17,360	3,550,368	-	3,550,368
(2) Intersegment sales	30,867	34,989	-	106	16,868	82,831	(82,831)	-
Total	2,662,854	684,404	38,862	212,850	34,229	3,633,199	(82,831)	3,550,368
Operating expenses	2,486,149	624,773	41,531	207,382	28,262	3,388,100	(89,581)	3,298,518
Operating income (loss)	176,704	59,630	△ 2,669	5,467	5,966	245,099	6,750	251,849

(For the nine-month period ended December 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	2,624,929	742,445	36,061	218,501	15,532	3,637,470	-	3,637,470
(2) Intersegment sales	31,852	17,863	-	91	17,120	66,927	(66,927)	-
Total	2,656,781	760,308	36,061	218,592	32,653	3,704,397	(66,927)	3,637,470
Operating expenses	2,459,992	689,404	43,448	211,936	25,882	3,430,665	(66,654)	3,364,010
Operating income (loss)	196,788	70,904	△ 7,387	6,656	6,770	273,732	△ 272	273,459

(For the year ended March 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	3,405,281	881,187	49,256	278,378	23,552	4,637,657	-	4,637,657
(2) Intersegment sales	41,553	36,913	-	122	25,212	103,803	(103,803)	-
Total	3,446,835	918,101	49,256	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,313	272,175	40,091	4,440,392	(109,682)	4,330,710
Operating income (loss)	220,095	71,030	△ 5,057	6,325	8,673	301,067	5,879	306,946

NOTE:

1. Operations by industry segment are categorized primarily based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:

1) Domestic Tobacco	Tobacco products* *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
2) International Tobacco	Tobacco products
3) Pharmaceuticals	Prescription drugs
4) Foods	Beverages and processed foods
5) Others	Rent of real estate, leasing, engineering and others

3. The following tables show Depreciation and amortization and Goodwill amortization amounts by industry segment which are included in operating expenses for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006.

Depreciation and amortization
(Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
For the nine-month period ended December 31, 2005	63,971	16,564	2,442	3,781	10,182	96,943	(4,314)	92,628
For the nine-month period ended December 31, 2006	58,955	22,861	2,214	2,866	9,130	96,028	(433)	95,595
For the year ended March 31, 2006	84,570	23,061	3,253	5,041	13,466	129,394	(4,539)	124,854

Amortization of goodwill *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Consolidated
For the nine-month period ended December 31, 2005	816	-	-	417	-	1,233
For the nine-month period ended December 31, 2006	845	-	-	1,207	-	2,053
For the year ended March 31, 2006	1,088	-	-	501	-	1,590

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale.

The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006.

	Millions of yen
For the nine-month period ended December 31, 2005	887,641
For the nine-month period ended December 31, 2006	933,332
For the year ended March 31, 2006	1,160,744

5. With respect to the international tobacco business, the result for the period from January 1, 2006 to September 30, 2006 is reported as the result for the nine-month period ended December 31, 2006. International consolidated subsidiaries, with the core operation by JT International S.A., set the closing date at September 30 for the nine-month period.

Consolidated Financial and Business Results for Q3 FY 3/2007 and Full-term Forecasts for FY 3/2007

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

2

JT

Points in Q3 Results and Performance Forecasts

Steady implementation of measures towards achievement of the mid-term management plan "JT2008"

¤ Results for Q3 FY 3/2007

- Continued to maintain trend of increasing profits.

¤ Performance Forecasts for FY 3/2007

- **Compared to the interim forecasts**

  EBITDA and operating income have been revised upward due to the cost reduction of domestic tobacco business and the growth in profits of international tobacco business.

  Recurring profit and net income have been revised downward as a result of taking into account the financial costs associated with acquisition.

- **Compared to the previous fiscal year**

  Revised forecast: Expecting a record-high in all profit indices and an increase of approx. JPY 18 billion in EBITDA on a year-on-year basis.

JT

Results for Q3 FY 3/2007

¤ Summary of Performance

- Continued to maintain trend of increasing profits.

(Unit: JPY billion)

	Q3 FY 3/2006	Q3 FY 3/2007	Change
Sales incl. taxes	3,550.3	3,637.4	87.1
Sales excl. taxes	1,531.5	1,563.1	31.5
EBITDA	345.7	371.1	25.3
Operating income	251.8	273.4	21.6
Recurring profit	243.5	276.0	32.4
Quarterly net income	164.0	193.4	29.4

JT

Results for Q3 FY 3/2007 (Domestic Tobacco Business)



(BNU)
<Sales Volume for Apr.-Dec.>
300
250
200
150
100
50
0
-4.4%
-2.2%
-2.9%
-5.2%
-5.7%
-2.6%
-4.3%
-6.3%
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007

□ Total domestic demand □ JT sales volume*

*New basis = JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

October 2006

- Launched five new brands such as CABIN ONE Tasty 100's Box (trial sale limited to certain regions)

December 2006

- Redesigned 9 Mild Seven brands such as Mild Seven soft package products
- Launched MILD SEVEN Super Lights 100's Box
  (trial sale limited to certain regions)
- Launched CABIN ONE Tasty 100's Box nationwide



JT

Results for Q3 FY 3/2007 (Domestic Tobacco Business)

- **Overcame fall in sales volume by reducing costs, increasing unit sales price, etc. and secured an increase in profit.**



< Market Share of JT Products*>
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
66.1
65.5
65.3
65.2
65.5
64.2
64.7
32.4
32.3
32.2
32.1
32.0
30.5
31.2
Q1
Q2
3Q
Q4
Q1
Q2
3Q
FY 3/2006
FY 3/2007

□ Mild Seven □ Other JT products

*New basis = JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

(Unit: JPY billion)

	Q3 FY 3/2006	Q3 FY 3/2007	Change
Sales excl. taxes	906.7	884.4	-22.2
EBITDA	241.4	256.5	15.0
Operating income	176.7	196.7	20.0

(Unit: billion cigarettes)

JT sales volume	147.2	135.5	-11.6

JT

Results for Q3 FY 3/2007 (International Tobacco Business)

- **Performance exceeded that of previous year despite price competition in the Spanish market.**

<Sales volume for Jan.-Sep.>



(BNU)
200
180
160
140
120
100
80
60
40
20
178.2
110.3
2003
2004
2005
2006
Total Volume GFB Volume

(Unit: JPY billion)

	Q3 FY 3/2006	Q3 FY 3/2007	Change
Sales excl. taxes	355.8	408.5	52.6
EBITDA	76.1	93.7	17.5
Operating income	59.6	70.9	11.2
Exchange rate (JPY/USD)	107.90	115.90	8.00

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA*	756	902	146

* Like-for-like basis: Excluding JTI products sold in Japan

(Note): Results of international tobacco business are for Jan.-Sep. 2006.

JT

Results for Q3 FY 3/2007 (Pharmaceutical Business)

- **Steady advancement of clinical developments and enhancement of R&D pipeline**

Clinical Developments (as of Feb 8, 2007)

Code	Indication	Stage
JTT-705 (oral)	Dyslipidemia	Japan: Phase1
JTT-130 (oral)	Hyperlipidemia	Japan: Phase2 Overseas: Phase2
JTK-303 (oral)	HIV	Japan: Phase1
JTT-302 (oral)	Dyslipidemia	Overseas: Phase1
JTT-305 (oral)	Osteoporosis	Japan: Phase2 Overseas: Phase1
JTT-551 (oral)	Type 2 diabetes mellitus	Japan: Phase1 Overseas: Phase1
JTT-552 (Oral)	Hyperuricemia	Japan: Phase1

Progress in Q1

Progress in Q2

Progress in Q3

(Unit: JPY billion)

	Q3 FY 3/2006	Q3 FY 3/2007	Change
Sales	38.8	36.0	-2.8
EBITDA	-0.2	-5.1	-4.9
Operating income	-2.6	-7.3	-4.7

JT

Results for Q3 FY 3/2007 (Foods Business)

- **Steady progress according to plan**

(Unit: JPY billion)

	Q3 FY 3/2006	Q3 FY 3/2007	Change
Sales	212.7	218.5	5.7
EBITDA	9.6	10.7	1.0
Operating income	5.4	6.6	1.1


Roots
AROMA
BLACK
ORIGINAL

Roots "AROMA BLACK"


ミニ春巻

"Obento Daininki" Series "Mini Harumaki"



"Imadoki Wazen" Series "Renkon Hasami Age"

JT

Full-term Forecasts for FY 3/2007

JT

Full-term Forecasts for FY 3/2007 (Domestic Tobacco Business)

¤ Expected JT Sales Volume

- Interim forecast of 176 billion cigarettes has been revised to 174 billion cigarettes.



(BNU)
250
200
150
100
50
0
-5.4%
-2.8%
-3.9%
186.8
174.0
-6.9%
Including effects of tax increase in July 2003
Including effects of tax increase in July 2006
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007

*New basis = JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

¤ Reinforcement of Brand Equity

- Enhancement of MILD SEVEN Brand

Launched "The Blue Collection" campaign in December 2006.



Expanded sale of MILD SEVEN Super Lights 100's Box nationwide in February 2007.



JT

Full-term Forecasts for FY 3/2007 (Domestic Tobacco Business)

- **Compared to the interim forecasts**

  Sales including taxes have been revised downward due to reduction in total demand.

  EBITDA and operating income have been revised upward as a result of overcoming fall in sales volume through cost reduction, etc.

- **Compared to the previous fiscal year**

  Expected to outperform the previous fiscal year due to effect of price revision, improvement in leaf tobacco reappraisal profit and loss, etc.

(unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Revised Forecast C	Change from Interim Forecast C-B	Change from FY 3/2006 Actual C-A
Sales incl. taxes	3,405.2	3,430.0	3,397.0	-33.0	-8.2
EBITDA	305.7	313.0	316.0	3.0	10.2
Operating income	220.0	229.0	234.0	5.0	13.9

[Main assumptions] (unit: billion cigarettes)

JT sales volume	189.4	176.0	174.0	-2.0	-15.4

JT

Full-term forecasts for FY 3/2007 (International Tobacco Business)

- **Compared to the interim forecast**
  Revised forecast confirms the achievability of our objective, "Grow sustainable EBITDA in the mid-teens" in this financial period.
- **Compared to the previous fiscal year**
  EBITDA : maintain double digit growth for six consecutive years

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Revised Forecast C	Change form FY 3/2006 Actual C-A	% (C-A)/A
Sales incl. taxes	881.1	990.0	999.0	117.8	13.4
EBITDA	94.0	109.0	112.0	17.9	19.0
Operating income	71.0	78.0	81.0	9.9	14.0

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA*	925	1,070	1,090	165	17.8

* Like-for-like basis: Excluding JTI products sold in Japan

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Preliminary C	Change form FY 3/2006 Actual C-A	% (C-A)/A
Total volume (BNU)	220.3	239.0	240.1	19.8	9.0
GFB volume (BNU)	133.8	147.0	149.1	15.3	11.4
Exchange rate (JPY/USD)	110.26	116.00	116.38	6.12	

(Notes): Forecast of international tobacco is for Jan.-Dec. 2006.

13

JT

Full-term Forecasts for FY 3/2007 (Pharmaceutical & Foods Business)

Pharmaceutical Business

- **Compared to interim forecasts:** Slight increase in both sales and profits in consideration of one-time revenue associated with licensing, etc.
- **Compared to the previous fiscal year:** Profits are expected to decrease due to increase in R&D expenses, expected decrease in profits of Torii Pharmaceutical Co., Ltd., etc.

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Revised Forecast C	Change from Interim Forecast C-B	Change from FY 3/2006 Actual C-A
Sales	49.2	44.5	45.0	0.5	-4.2
EBITDA	-1.8	-9.5	-9.0	0.5	-7.1
Operating income	-5.0	-12.5	-12.0	0.5	-6.9

Foods Business

- **Compared to interim forecasts:** Making progress in line with interim forecast
- **Compared to the previous fiscal year:** Revenue is expected to increase due to expansion in business volume but profits are expected to be almost the same as in the previous year

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Revised Forecast C	Change from Interim Forecast C-B	Change from FY 3/2006 Actual C-A
Sales	278.3	286.0	286.0	0.0	7.6
EBITDA	11.8	12.0	12.0	0.0	0.1
Operating income	6.3	7.0	6.5	-0.5	0.1

14

JT

Full-term Forecasts for FY 3/2007

- **Compared to interim forecasts**

  EBITDA and operating income have been revised upward due to the cost reduction of domestic tobacco business and the growth in profit of international tobacco business.

  Recurring profit and net income have been revised downward as a result of taking into account the financial costs associated with acquisition.

- **Compared to the previous fiscal year**

  EBITDA, operating income, recurring profit and net income are all expected to reach record highs.

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Interim Forecast B	FY 3/2007 Revised Forecast C	Change from Interim Forecast C-B	Change from FY 3/2006 Actual C-A
Sales incl. taxes	4,637.6	4,770.0	4,740.0	-30.0	102.3
EBITDA	433.3	444.0	452.0	8.0	18.6
Operating income	306.9	308.0	318.0	10.0	11.0
Recurring profit	297.8	310.0	298.0	-12.0	0.1
Net income	201.5	206.0	202.0	-4.0	0.4
ROE(%)	12.4	11.2	10.9	- 0.3pt	- 1.5pt
FCF	145.5	354.0	364.0	10.0	218.4

JT

[This slide intentionally left blank]

JT

[Reference Material]

Analysis of Consolidated Financial Results for Q3 FY 3/2007 and Forecast for FY 3/2007

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1)health concerns relating to the use of tobacco products;
(2)legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3)litigation in Japan and elsewhere;
(4)our ability to further diversify our business beyond the tobacco industry;
(5)our ability to successfully expand internationally and make investments outside of Japan;
(6)competition and changing consumer preferences;
(7)the impact of any acquisitions or similar transactions;
(8)local and global economic conditions; and
(9)fluctuations in foreign exchange rates and the costs of raw materials.

JT

Results for Q3 FY 3/2007

- **Domestic Tobacco Business – Net sales** excl. tobacco excise tax*
  *Excluding imported tobacco



Q3 FY 3/2006
591.3
Marlboro
-16.2
Volume effect
-32.2
Unit Price effect
+17.4
Others
+2.1
Q3 FY 3/2007
562.5
510.0
520.0
530.0
540.0
550.0
560.0
570.0
580.0
590.0
600.0
(JPY bn)

Results for Q3 FY 3/2007

- **Domestic Tobacco Business - EBITDA**



Q3 FY 3/2006
241.4
Marlboro
-6.7
Volume effect
-25.0
Unit price effect
+17.4
Cost reduction
+9.5
Leaf tobacco reappraisal gain/loss
+11.2
Others
+8.6
Q3 FY 3/2007
256.5
190.0
200.0
210.0
220.0
230.0
240.0
250.0
260.0
(JPY bn)

Results for 3Q FY 3/2007

¤ International Tobacco Business – Net sales excl. tobacco excise tax


Q3 FY3/2006*
3,200
Volume effect
+299
Unit price and product mix effect
+40
Forex impact
Forex impact between US$ and each local currency
-14
Q3 FY3/2007
3,525
3,000
3,100
3,200
3,300
3,400
3,500
3,600
(US$ mil)

* Like-for-like basis: Reflecting an adoption of a US GAAP requirement on net sales

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax:

From JPY 355.8 bn to JPY 408.5 bn (up JPY 52.6 bn)

JT

Results for 3Q FY 3/2007

¤ International Tobacco Business - EBITDA (before royalty payment to JT)

Like-for-like basis: From US$ 756 mil to US$ 902 mil (up 19.3%)


Q3 FY3/2006
806
Impact of transferred Japan business
-49
(Like-for-like basis)
756
Volume effect
+127
Unit price and product mix effect
+8
Forex impact
Forex impact between US$ and each local currency
+14
Others
-3
Q3 FY3/2007
902
650
700
750
800
850
900
950
(US$ mil)

(Reference) Industry segment information basis

International Tobacco Business - EBITDA: From JPY 76.1 bn to JPY 93.7 bn (up JPY 17.5 bn)

JT

Results for Q3 FY 3/2007

¤ Pharmaceutical Business – Net sales


Q3 FY 3/2006
38.8
Trii Pharmaceutical Co. Ltd (non-consolidated)
-1.1
Royalty income, etc.
-1.7
Q3 FY 3/2007
36.0
34.5 35.0 35.5 36.0 36.5 37.0 37.5 38.0 38.5 39.0
(JPY bn)

23

Results for Q3 FY 3/2007

¤ Pharmaceutical Business – EBITDA


Q3 FY 3/2006
-0.2
R&D expenses (non-consolidated)
-1.8
Operating income of Torii Pharmaceutical Co. Ltd (non-consolidated)
-2.2
Royalty income, etc.
-0.9
Q3 FY 3/2007
-5.1
-6.0 -5.0 -4.0 -3.0 -2.0 -1.0 0.0
(JPY bn)

24

Results for Q3 FY 3/2007

¤ Foods Business – Net sales



Q3 FY3/2006
Beverages (VM sales)
Beverages (general sales)
Frozen processed foods
Bakery
Chilled processed foods
Seasonings
Others
Q3 FY3/2007
212.7
+3.5
+0.4
+0.9
+0.0
+2.8
-0.3
-1.5
218.5
208.0
210.0
212.0
214.0
216.0
218.0
220.0
222.0
(JPY bn)

Results for Q3 FY 3/2007

¤ Foods Business – Operating Income



Q3 FY 3/2006
Marginal profit of Beverage business
Fixed cost of Beverage business
Marginal profit of Processed foods business
Fixed cost of Processed foods business
Overhead costs
Q3 FY 3/2007
5.4
+0.6
+0.5
+0.5
-0.3
-0.3
6.6
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
(JPY bn)

Results for Q3 FY 3/2007

¤ Recurring profit


Q3 FY3/2006
243.5
Operating income
+21.6
Non-operating income/loss
+10.8
Q3 FY3/2007
276.0
220
230
240
250
260
270
280
(JPY bn)

Positive factors:
- Improvement of Profit/loss on foreign exchange (7.3bn)
- Increase of interest income (4.1bn)

Negative factors:
- Increase of financial support for domestic tobacco growers (2.6bn)

¤ Net income


Q3 FY 3/2006
164.0
Recurring profit
+32.4
Extraordinary profit/loss, income tax, etc
-3.0
Q3 FY 3/2007
193.4
140
150
160
170
180
190
200
(JPY bn)

Positive factors:
- Decrease of loss on sale of property, plant and equipment (21.3bn)
- Decrease of business restructuring costs (6.1bn) etc.

Negative factors:
- Increase of income tax, etc. (20.3bn)
- Decrease of gain on sale of property, plant and equipment (2.4bn)
- Increase of introduction costs for vending machines with adult identification functions (1.6bn) etc.

[This slide intentionally left blank]

Summary of Consolidated B/S as of Dec. 31, 2006

¤ ASSETS



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,405.5
1,608.1
2,014.9
1,429.2
1,390.6
as of Mar. 31, 2006
as of Dec. 31, 2006

□ Current Assets

□ Fixed Assets Note) Fixed Assets include Deferred Assets.

Compared to B/S as of Mar. 31, 2006 (Main factor)

¤ **Current Assets – up JPY 406.7 bn**

- Cash and cash equivalents* (business operation): up JPY 295.3 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables* (business operation): up JPY 44.0 bn
  *Operating receivables = Trade notes and accounts receivable

¤ **Fixed Assets – down JPY 38.6 bn**

- Increased by capital expenditure: JPY 71.0 bn
- Decreased by depreciation and amortization*: JPY 97.6 bn
  *Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill

29

JT

Summary of Consolidated B/S as of Dec. 31, 2006

¤ LIABILITIES



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,405.5
1,217.3
1,410.6
1,820.0
1,994.8
as of Mar. 31, 2006
as of Dec. 31, 2006

□ Total Liabilities

□ Total Net Assets Note) Total Net Assets include Minority interests.

Compared to B/S as of Mar. 31, 2006 (Main factor)

¤ **Total Liabilities – up JPY 193.3 bn**

- Interest-bearing debt* (increase of short-term bank loans): up JPY 4.6 bn
  *Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable* (payment deferral for calendar date): up JPY 191.6 bn
  *Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

¤ **Total Net Assets – up JPY 174.7 bn**

- Retained earnings: up JPY 158.8 bn
- Minority interests: up JPY 6.2 bn

› **Ratio of equity capital: 58.0% -> 56.7%**

30

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,405.2
3,397.0
1,160.7
1,210.0
Imported tobacco*
2,244.5
2,187.0
JT Domestic
FY 3/2006
FY 3/2007 Forecast

[Positive factors]
- Increase in imported tobacco from JPY 1,160.7 bn to JPY 1,210.0 bn (up JPY 49.2bn)
- Increase in unit price of JT products by tax hike

[Negative factors]
- Decrease in Marlboro sales volume (3.3 bn cigarettes)
- Decrease in JT sales volume (12.1 bn cigarettes)

(Total: 189.4 bn cigarettes -> 174.0 bn cigarettes, down 15.4 bn cigarettes)

*On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, JT's subsidiary.

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
-
305.7
220.0
316.0
234.0
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]
- Increase in unit price (JPY 24.5 bn)
- Improvement of leaf tobacco reappraisal profit/loss (JPY 18.9 bn)
- Cost reduction (JPY 4.5 bn)
- Others (JPY 5.0 bn)

[Negative factors]
- Decrease in Marlboro sales volume (3.3 bn cigarettes, approx. JPY 6.7 bn)
- Decrease in JT sales volume (12.1 bn cigarettes, approx. JPY 36.0 bn)

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
881.1
999.0
FY3/2006
FY3/2007 Forecast

[Positive factors]
- Balanced top-line growth in mature and emerging markets

(Reference)
- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 116.38 (down JPY 6.12)

33

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
107.4
126.0
FY3/2006
FY3/2007 Forecast

[Positive factors]
- Top-line growth in core markets sustained by GFB and brand portfolio enhancement

(Reference) Industry segment information base
International Tobacco Business - EBITDA: from JPY 94.0 bn to JPY 112.0 bn (up JPY 17.9 bn)
International Tobacco Business - Operating income: from JPY 71.0 bn to JPY 81.0 bn (up JPY 9.9 bn)
- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 116.38 (down JPY 6.12)

34

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
49.2
45.0
FY 3/2006
FY 3/2007 Forecast

[Positive factors]

- One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

[Negative factors]

- FY 3/2006: One-time revenue from licensing-out of JTK-303 to Gilead Sciences Inc (US$ 15 mil)
- Decrease in Viracept royalty
- Decrease in net sales of *Trii Pharmaceutical* Co. Ltd. (JPY 1.0 bn)

35

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-1.8
-5.0
-9.0
-12.0
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]

- One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

[Negative factors]

- FY 3/2006: One-time revenue from licensing-out of JTK-303 to Gilead Sciences Inc (US$ 15 mil)
- Increase in R&D expenses (non-consolidated)
- Decrease in Viracept royalty
- Decrease in operating income of Trii Pharmaceutical Co. Ltd. (from JPY 7.6 bn to JPY 5.0 bn, down JPY 2.6 bn)

36

JT

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Foods Business – Net sales



(JPY bn)
290
280
270
260
250
240
230
220
210
278.3
286.0
FY 3/2006
FY 3/2007 Forecast

[Positive factors]

- Steady expansion of vending machine sales channels in Beverage business
- Developing and launching new products by thoroughly pursuing differentiation in frozen processed foods business
- Expansion in chilled processed foods business

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Foods Business - EBITDA / Operating Income



(JPY bn)
14
12
10
8
6
4
2
0
11.8
6.3
12.0
6.5
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]

- Increase in marginal profits by top-line growth

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Recurring Profit



FY 3/2006
297.8
Operating income
+11.0
Non-operating income
-10.8
FY 3/2007 Forecast
298.0
290
295
300
305
310
(JPY bn)

¤ Net Income



FY 3/2006
201.5
Recurring profit
+0.1
Extraordinary profit/loss, income tax, etc.
+0.4
FY 3/2007 Forecast
202.0
190
195
200
205
(JPY bn)

Positive factors:
- Improvement of profit/loss on foreign exchange
- Increase of interest income

Negative factors:
- Financial costs associated with acquisition
- Increase of financial support for domestic tobacco growers

Positive factors:
- Decrease of loss on sale of property, plant and equipment
- Decrease of impairment loss
- Decrease of business restructuring costs etc.

Negative factors:
- Increase of introduction costs for vending machines with adult identification functions (approx. JPY 7.0 bn)
- Decrease of gain on sale of property, plant and equipment
- Increase of income tax, etc. etc.

JT

1. Breakdown of net sales (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
Net sales including excise tax	3,550.3	3,637.4	87.1
Domestic tobacco	2,631.9	2,624.9	-7.0
Excluding imported tobacco	1,744.3	1,691.5	-52.7
International tobacco *	649.4	742.4	93.0
Net sales excluding excise tax(excluding imported tobacco)	1,216.1	1,241.1	25.0
Domestic tobacco	591.3	562.5	-28.8
International tobacco *	355.8	408.5	52.6
Pharmaceutical	38.8	36.0	-2.8
Foods	212.7	218.5	5.7
Beverages	142.4	146.2	3.8
Processed foods	70.2	72.2	1.9
Others	17.3	15.5	-1.8

* International tobacco business: 9 months ended Sep. 2006

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
Leaf tobacco reappraisal profit / loss	4.2	-7.0	-11.2

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
SG&A	445.1	433.4	-11.7
Personnel *	113.6	114.5	0.8
Advertising and general publicity	17.2	16.7	-0.4
Sales promotion	106.8	93.7	-13.1
R&D	28.2	31.1	2.9
Depreciation and amortization	40.0	42.8	2.7
Others	139.1	134.4	-4.7

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
Consolidated EBITDA	345.7	371.1	25.3
Operating income	251.8	273.4	21.6
Depreciation and amortization *2	93.8	97.6	3.7
Domestic tobacco EBITDA	241.4	256.5	15.0
Operating income	176.7	196.7	20.0
Depreciation and amortization *2	64.7	59.8	-4.9
International tobacco EBITDA *3	76.1	93.7	17.5
Operating income	59.6	70.9	11.2
Depreciation and amortization *2	16.5	22.8	6.2
Pharmaceutical EBITDA	-0.2	-5.1	-4.9
Operating income	-2.6	-7.3	-4.7
Depreciation and amortization *2	2.4	2.2	-0.2
Foods EBITDA	9.6	10.7	1.0
Operating income	5.4	6.6	1.1
Depreciation and amortization *2	4.1	4.0	-0.1
Others EBITDA	16.1	15.9	-0.2
Operating income	5.9	6.7	0.8
Depreciation and amortization *2	10.1	9.1	-1.0

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	806	902	97

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 9 months ended Sep. 2006

5. Amortization relating to major acquisitions (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Years to amortize	Termination
JT International	25.8	25.8	-	-
Trademark rights (owned by JT)	22.0	21.9	10	Apr-09
Patents (owned by JT)	3.0	3.0	8	Apr-07
Goodwill*	0.8	0.8	20	Mar-25
Japan Beverage				
Goodwill	0.2	0.3	5	Mar-07

* Effective from the fiscal year ended Mar. 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 31, 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

6. Capital expenditure (unit: JPY billion)

	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
Capital expenditures	71.2	71.0	-0.1
Domestic tobacco	64.5	39.3	-25.1
International tobacco *	14.9	20.9	6.0
Pharmaceutical	1.3	2.2	0.9
Foods	3.1	3.1	0.0
Others	11.7	6.1	-5.6

* International tobacco business: *9 months ended* Sep. 2006

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2006	As of end of Dec. 2006	Change
Cash and cash equivalents	979.6	1,275.0	295.3

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2006	As of end of Dec. 2006	Change
Interest-bearing debt	216.6	221.2	4.6

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
JT sales volume* (billion cigarettes)	147.2	135.5	-11.6
Total demand (billion cigarettes)	220.4	208.9	-11.5
JT market share	66.8%	64.9%	- 1.9%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,675	12,276	601
JT net sales after tax per 1,000 cigarettes (JPY)	3,866	3,971	105

* Sales volume of domestic duty-free and China division is excluded, which was 2.5billion for 9 months ended Dec. 2006 and 2.4 billion for 9 months ended Dec. 2005, respectively.

<International tobacco business>	9 months ended Sep. 2005	9 months ended Sep. 2006	Change
Total sales volume (billion cigarettes)	163.5	178.2	14.7
GFB sales volume (billion cigarettes)	99.2	110.3	11.1
JPY/USD rate for consolidation (JPY)	107.90	115.90	8.00

<Pharmaceutical business>	9 months ended Dec. 2005	9 months ended Dec. 2006	Change
Royalty revenue of Viracept (USD million)	38	32	-5
R&D expenses (parent company)(JPY billion)	14.6	16.4	1.8

<Foods business - Beverage business>	As of end of Mar. 2006	As of end of Dec. 2006	Change
Number of beverage vending machines *	237,000	247,500	10,500
JT-owned	40,500	38,500	-2,000
Combined	61,500	65,500	4,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2007 compared to the forecast as of October 2006

(JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,770.0	4,740.0	-30.0
Excluding imported tobacco	3,551.0	3,530.0	-21.0
EBITDA	444.0	452.0	8.0
Operating income	308.0	318.0	10.0
Recurring profit	310.0	298.0	-12.0
Net income	206.0	202.0	-4.0
Return on Equity	11.2%	10.9%	-0.3%pt
Free Cash Flow*	354.0	364.0	10.0

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	Previous forecast	Revised forecast	Change
Capital expenditures	124.0	112.0	-12.0
Domestic tobacco	71.0	62.0	-9.0
International tobacco	32.0	32.0	0.0
Pharmaceutical	3.0	3.0	0.0
Foods	5.0	5.0	0.0
Other businesses	13.0	10.0	-3.0

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	4,770.0	4,740.0	-30.0
Domestic tobacco	3,430.0	3,397.0	-33.0
Excluding imported tobacco	2,211.0	2,187.0	-24.0
International tobacco	990.0	999.0	9.0
Pharmaceutical	44.5	45.0	0.5
Foods	286.0	286.0	0.0
EBITDA	444.0	452.0	8.0
Domestic tobacco	313.0	316.0	3.0
International tobacco	109.0	112.0	3.0
Pharmaceutical	-9.5	-9.0	0.5
Foods	12.0	12.0	0.0
Operating income	308.0	318.0	10.0
Domestic tobacco	229.0	234.0	5.0
International tobacco	78.0	81.0	3.0
Pharmaceutical	-12.5	-12.0	0.5
Foods	7.0	6.5	-0.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Revised forecast	Change
Sales volume	176.0	174.0	-2.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	Previous forecast	Preliminary results	Change
Tobal sales volume	239.0	240.1	1.1
GFB sales volume	147.0	149.1	2.1
JPY/USD rate	116.00	116.38	0.38

2. Consolidated financial outlook for fiscal year ending March 31, 2007 compared to the reults of previous fiscal year

(JPY billion)

	FY 03/2006	Revised forecast	Change
Net sales including excise tax	4,637.6	4,740.0	102.3
Excluding imported tobacco	3,476.9	3,530.0	53.0
EBITDA	433.3	452.0	18.6
Operating income	306.9	318.0	11.0
Recurring profit	297.8	298.0	0.1
Net income	201.5	202.0	0.4
Return on Equity	12.4%	10.9%	-1.5%pt
Free Cash Flow*	145.5	364.0	218.4

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY 03/2006	Revised forecast	Change
Capital expenditures	98.9	112.0	13.0
Domestic tobacco	75.0	62.0	-13.0
International tobacco	24.9	32.0	7.0
Pharmaceutical	2.1	3.0	0.8
Foods	4.5	5.0	0.4
Other businesses	19.3	10.0	-9.3

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2006	Revised forecast	Change
Net sales including excise tax	4,637.6	4,740.0	102.3
Domestic tobacco	3,405.2	3,397.0	-8.2
Excluding imported tobacco	2,244.5	2,187.0	-57.5
International tobacco	881.1	999.0	117.8
Pharmaceutical	49.2	45.0	-4.2
Foods	278.3	286.0	7.6
EBITDA	433.3	452.0	18.6
Domestic tobacco	305.7	316.0	10.2
International tobacco	94.0	112.0	17.9
Pharmaceutical	-1.8	-9.0	-7.1
Foods	11.8	12.0	0.1
Operating income	306.9	318.0	11.0
Domestic tobacco	220.0	234.0	13.9
International tobacco	71.0	81.0	9.9
Pharmaceutical	-5.0	-12.0	-6.9
Foods	6.3	6.5	0.1

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2006	Revised forecast	Change
Sales volume	189.4	174.0	-15.4

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2005	Preliminary results	Change
Tobal sales volume	220.3	240.1	19.8
GFB sales volume	133.8	149.1	15.3
JPY/USD rate	110.26	116.38	6.12

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	54.2	55.6	55.6	47.7	213.2
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6		

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	748.0	767.0	767.5	658.9	2,941.6
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6		

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	11,754	11,755	11,752	11,765	11,756
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688		

* Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	3,940	3,942	3,937	3,946	3,941
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	3,844	3,844	3,840	3,845	3,843
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050		

* Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	73.0	73.0	72.7	72.7	72.9
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	66.7	66.6	66.4	66.1	66.5
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7		

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	8.3	8.2	8.6	8.9	8.5
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	10.4	10.3	10.7	11.1	10.6
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3		

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	47.5	46.9	47.3	47.5
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	59.6	58.6	59.0	59.4
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	8.6	8.6	9.0	9.3	8.9
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	5.6	5.5	5.8	6.1	5.7
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7		

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	51.7	51.1	52.0	52.5
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	33.2	32.4	33.8	34.4
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	11.7	11.8	11.5	12.1	11.8
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	5.0	5.1	4.8	5.1	5.0
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2		

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	53.9	53.8	52.8	53.6
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2005	23.2	23.0	22.2	22.8
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2005	0.91	0.95	0.90	0.94	0.93
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85		

* Pianissimo and Premier have been sold as D-spec products since March 2006.
  Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of February 8, 2007)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN) Phase1(Overseas)	Type 2 diabetes mellitus	PTP1B inhibitor	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B: Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 (Urate Transporter 1) inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Changes from the previous announcement on October 31, 2006:

Roche (Switzerland) obtained the rights to develop and commercialize JTT-705 in Korea.

JTT-305 advanced from phase1 to phase2 in Japan.

Business Report for the nine-month period ended December 31, 2006

<A Message from Management>

Last year had a special meaning for JT in that JT started the medium-term management plan "JT2008."

While JT was confronted with the increased tobacco excise taxes in July 2006, when JT2008 has just started, JT could get through the difficult time.

Also, JT announced on December 15 that JT had reached an agreement with the U.K.-based tobacco company, Gallaher Group Plc (Gallaher), regarding a cash offer for the entire issued and to be issued share capital of Gallaher, which is in line with JT's goal to make the company a wholly-owned subsidiary.

Gallaher is the world's fifth largest tobacco company which was founded in 1857.

Accomplishing the cash offer, JT is able to increase its corporate value through the sustainable growth as a united group with the Gallaher's management and employees.

The year 2007 is the second year of JT2008 where JT enters the crucial year by means of the accomplishment of the medium-term management plan.

JT is prepared to put forth strong efforts to overcome the current challenges in the market.

Overview of the financial results for the nine-month period ended December 31, 2006

For the nine-month period ended December 31, 2006, both net sales and net profits were increased as can be seen in the Table 1.

As for the net sales by business segments, net sales in the domestic tobacco business were decreased primarily due to the large decrease in the sales volume compared with the corresponding figure for the previous year accompanying the increased tobacco excise taxes in July 2006.

Net sales in the international tobacco business were increased due to the increase in the sales volume of Global Flagship Brand, such as Camel, Winston, Mild Seven and Salem, hereinafter "GFB".

Net sales in the pharmaceutical business were decreased primarily due to the reduction of the lump-sum income.

Net sales in the foods business were increased due to the expansion of vending machine sales channels and the steady sales growth of "Roots," in the beverage business and the expansion of operating scale in the processed foods business, primarily in the frozen processed foods and chilled processed foods' divisions.

Net sales excluding taxes for the nine-month period ended December 31, 2006 were 1,563.1 billion yen, increased by 31.5 billion yen compared with the corresponding figure for the same period in the previous year.

Operating income was 273.4 billion yen, increased by 21.6 billion yen compared with the corresponding figure for the same period in the previous year, through, primarily due to an increase in unit prices following the amendment of retail price and cost reduction in the domestic tobacco business and profit growth in the international tobacco business.

Recurring profit reached 276.0 billion yen, an increase of 32.4 billion yen compared with the corresponding figure for the same period in the previous year, primarily due to the improvement of foreign exchange gains or losses.

Net income was 193.4 billion yen, an increase of 29.4 billion yen compared with the corresponding figure for the same period in the previous year, primarily due to a decrease in losses achieved from sales of company assets including equipment, manufacturing plants, properties, etc. Thus, profit is keeping on increasing.

(Table 1) Consolidated financial results for the nine-month period ended December 31, 2006

(Billions of yen unless specifically stated otherwise)

	Nine-month period ended December 31, 2005	Nine-month period ended December 31, 2006	Increase/Decrease
Sales (Tax included)	3,550.3	3,637.4	87.1
Sales (Tax excluded)	1,531.5	1,563.1	31.5
EBITDA	345.7	371.1	25.3
Operating income	251.8	273.4	21.6
Recurring profit	243.5	276.0	32.4
Net income	164.0	193.4	29.4

* EBITDA=Operating income + depreciation and amortization

<Review of operation>

Domestic Tobacco

In the domestic tobacco business, domestic aggregate demand and sales volume for JT products were decreased following the increased taxes in July 2006. As the Chart 1 shows, the gap of decreasing ratio compared with the corresponding figure for the same period in the previous year is expanded to some extent, primarily due to the fact that the environment surrounding smoking is getting more severe.

JT implemented various activities for increasing the brand value; JT changed the package design of Mild Seven, the main brand, and expanded the sales area of Cabin products to nationwide.

As the Chart 2 shows, the market share trend for the three-month term ended December 2006 is favorable thanks to the contribution of Mild Seven, compared with the corresponding figure for the three-month term ended September 2006.

(Chart 1) Domestic aggregate demand and sales volume for JT products


300
250
200
150
100
50
0
-4.4%
-2.2%
-2.9%
-5.2%
-5.7%
-2.6%
-4.3%
-6.3%
FY3/2003 FY3/2004 FY3/2005 FY3/2006 FY3/2007
Total domestic demand
JT sales volume*

(Chart 2) Domestic share of JT products*

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
66.1
65.5
65.3
65.2
65.5
64.2
64.7
32.4
32.3
32.2
32.1
32.9
30.5
31.2
Q1
Q2
3Q
Q4
Q1
Q2
3Q
FY 3/2006
FY 3/2007
Mild Seven
Other JT products

*New basis = JT original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

International Tobacco

Total sales volume for the term from January to September 2006 in the international tobacco business was increased by 9.0% compared with the corresponding figure for the same period in the previous year, primarily due to the favorable trend in the GFB, on which the JT Group is focusing for profit growth.

GFB sales volume increased by 11.2% compared with the corresponding figure for the same period in the previous year, primarily due to due to an increase in sales of "Camel" in Italy and France, "Winston" in Spain, Russia, Iran, Turkey, Ukraine and Italy and "Mild Seven" in Taiwan and Russia.

(Chart 3) Sales volume in the international tobacco business


200
180
160
140
120
100
80
60
40
20
-
178.2
110.3
2003
2004
2005
2006
Total Volume
GFB Volume

Pharmaceuticals

With respect to the pharmaceutical business, JT has been increasing efforts to maximize business value in a timely and efficient manner, to position the business division as a driving force for future growth. JT's pharmaceutical business has been firmly focused on advancing its clinical compounds to the higher stages of clinical study, and further enhancing its R&D pipeline, while seeking out strategic opportunities for the licensing in and out of its products.

Net sales in the pharmaceutical business were decreased primarily due to the reduction of the lump-sum income.

As for the pipeline, JTT-305, anti-osteoporosis drug advanced the clinical stage in to the second stage, which is in line with the business target of JT2008.

Clinical development (as of February 8, 2007)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN) Phase1(Overseas)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Foods

Net sales and net income in the foods business were increased, due to the expansion of vending machine sales channels and the steady rise in sales of "Roots" in the beverage business, and the expansion of operating scale in the processed foods business, primarily in the frozen processed foods and chilled processed foods' divisions.

<Outlook for the fiscal year ending March 31, 2007>

Forecasts of EBITDA, operating income, recurring profit and net income are revised upward for the year ending March 2007 compared with the initial forecasts, primarily due to the fact that net profit for the domestic tobacco business is revised upward resulting from the increased unit prices accompanying increased taxes. Revised forecasts are record high, if accomplished.

Full-term forecasts for FY 3/2007

(Billions of yen unless specifically stated otherwise)

	FY 3/2006(A) (Actual results)	FY 3/2007(B) (Forecasts as of October 2006)	FY 3/2007(C) (Forecasts as of February 2007)	Increase/Decrease (C-B)	Increase/Decrease (C-A)
Sales including taxes	4,637.6	4,770.0	4,740.0	-30.0	102.3
EBITDA	433.3	444.0	452.0	8.0	18.6
Operating income	306.9	308.0	318.0	10.0	11.0
Recurring profit	297.8	310.0	298.0	-12.0	0.1
Net income	201.5	206.0	202.0	-4.0	0.4

* EBITDA=Operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of December 31, 2006

** The sign " △ " indicates a credit balance.*
This also means decrease for a debit balance (increase for a credit balance) where used in "Increase/Decrease" Column.

			Millions of yen
	as of March 31, 2006	*as of December 31, 2006*	*Increase / Decrease*
ASSETS			
CURRENT ASSETS:	**1,608,154**	**2,014,920**	**406,766**
FIXED ASSETS:	**1,429,180**	**1,390,577**	**△ 38,603**
Property, plant and equipment:	**596,544**	**596,157**	**△ 386**
Buildings and structures	238,049	228,947	△ 9,102
Machinery, equipment and vehicles	144,604	138,688	△ 5,916
Land	138,671	132,359	△ 6,312
Other	75,217	96,162	20,944
Intangible assets:	**579,519**	**549,448**	**△ 30,070**
Goodwill	355,183	357,485	2,302
Trademarks	190,587	163,057	△ 27,529
Other	33,748	28,905	△ 4,842
Investments and other assets:	**253,117**	**244,971**	**△ 8,145**
DEFERRED ASSETS	**44**	**23**	**△ 20**
TOTAL ASSETS	**3,037,378**	**3,405,521**	**368,142**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and as of December 31, 2006

** The sign " Δ " indicates a debit balance.*
This also means decrease for a credit balance (increase for a debit balance) where used in "Increase/Decrease" Column

Millions of yen

	as of March 31, 2006	as of December 31, 2006	Increase / Decrease
LIABILITIES			
CURRENT LIABILITIES:	626,355	880,010	253,655
NON-CURRENT LIABILITIES:	590,950	530,687	Δ 60,263
TOTAL LIABILITIES	1,217,305	1,410,697	193,392
MINORITY INTERESTS:			
MINORITY INTERESTS	57,561	-	Δ 57,561
SHAREHOLDERS' EQUITY:			
COMMON STOCK	100,000	-	Δ 100,000
CAPITAL SURPLUS	736,400	-	Δ 736,400
RETAINED EARNINGS	972,511	-	Δ 972,511
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	35,531	-	Δ 35,531
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	Δ 7,353	-	7,353
TREASURY STOCK	Δ 74,578	-	74,578
TOTAL SHAREHOLDERS' EQUITY	1,762,511	-	Δ 1,762,511
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	3,037,378	-	Δ 3,037,378
NET ASSETS			
SHAREHOLDERS' EQUITY:	-	1,893,134	1,893,134
VALUATION AND TRANSLATION ADJUSTMENTS:	-	37,882	37,882
MINORITY INTERESTS	-	63,806	63,806
TOTAL NET ASSETS	-	1,994,823	1,994,823
TOTAL LIABILITIES AND NET ASSETS	-	3,405,521	3,405,521

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006

** The sign " △ " indicates decrease.*

	For the nine-month period ended		Increase / Decrease	For the year ended
	December 31, 2005	December 31, 2006		March 31, 2006
				Millions of yen
NET SALES	3,550,368	3,637,470	87,101	4,637,657
COST OF SALES	2,853,342	2,930,596	77,254	3,734,073
GROSS PROFIT	697,026	706,873	9,846	903,583
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	445,176	433,413	△ 11,762	596,636
OPERATING INCOME	251,849	273,459	21,609	306,946
NON-OPERATING INCOME:	7,219	17,425	10,205	12,655
NON-OPERATING EXPENSES:	15,511	14,858	△ 653	21,759
RECURRING PROFIT	243,558	276,026	32,468	297,842
EXTRAORDINARY PROFIT:	46,527	41,048	△ 5,478	65,453
EXTRAORDINARY LOSS:	35,910	13,241	△ 22,668	62,302
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	254,174	303,833	49,659	300,993
INCOME TAXES-CURRENT	86,210	106,533	20,323	49,686
INCOME TAXES-DEFERRED	-	-	-	45,209
MINORITY INTERESTS	3,938	3,813	△ 124	4,555
NET INCOME	164,025	193,485	29,460	201,542

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
for the nine-month periods ended December 31, 2005 and 2006 and for the year ended March 31, 2006

** The sign " △ " indicates decrease, unless specifically stated otherwise.*

	For the nine-month period ended		Increase/ Decrease	For the year ended
	December 31, 2005	December 31, 2006		March 31, 2006
				Millions of yen
Net cash provided by operating activities	124,224	349,869	225,644	150,342
Net cash provided by (used in) investing activities	△ 91,753	20,378	112,132	△ 26,357
Net cash used in financing activities	△ 41,447	△ 29,400	12,046	△ 48,134
Foreign currency translation adjustments on cash and cash equivalents	8,576	3,033	△ 5,543	15,204
Net increase (decrease) in cash and cash equivalents	△ 398	343,880	344,279	91,054
Cash and cash equivalents, beginning of period	829,087	920,141	91,054	829,087
Cash and cash equivalents, end of period	828,688	1,264,022	435,333	920,141

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - December 2006

Tokyo, February 8, 2007 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the twelve-month period between January 1 and December 31, 2006.

In the full year that ended December 31, 2006, JT International (JTI), JT's international tobacco business subsidiary, maintained its growth momentum. Despite the transfer of JTI products in the Japan market to JT in May 2005, the total sales volume increased 9.0 percent to 240.1 billion cigarettes, and Global Flagship Brand (GFB)[1] sales volume increased 11.4 percent to 149.1 billion cigarettes, compared to the previous year.

The gain in GFB sales volume was driven mainly by Camel in Italy and France; Winston in Russia, Spain, Iran, Turkey and Ukraine; and Mild Seven in Russia.

Net sales[2] including tax increased 9.3 percent to US$8.590 billion, and net sales excluding tax amounted to US$4.729 billion, an increase of 11.1 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 1.9 percent to US$19.7 despite the impact of higher excise taxes in Spain, and the growing importance of emerging markets.

[1] GFB: Global Flagship Brands include Camel, Winston, Mild Seven, and Salem.
[2] Beginning 2006, JTI adopted US GAAP standards in relation to trade allowance and discount classification. Last year's sales figures were adjusted for comparison purposes.

JT

Quarterly and full fiscal year sales results[3]

(2006 October-December and total results are preliminary)

	2005 Results					2006 Preliminary Results				
	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Total sales volume (billions of cigarettes)	49.0	55.6	59.0	56.8	220.3	52.1	61.6	64.5	61.9	240.1
GFB sales volume (billions of cigarettes)	30.3	34.0	34.9	34.6	133.8	32.4	37.8	40.1	38.8	149.1
Net sales, including tax (millions of US$)	1,849	1,999	2,072	1,936	7,856	1,860	2,187	2,359	2,184	8,590
Net sales, excluding tax (millions of US$)	988	1,079	1,133	1,057	4,257	1,018	1,197	1,311	1,204	4,729
Net sales per thousand cigarettes, excluding tax (US$)	20.2	19.4	19.2	18.6	19.3	19.5	19.4	20.3	19.4	19.7

GFB sales results

(Units: billions of cigarettes)

	2005 Results	2006 Preliminary Results	Change
Camel	35.2	35.4	0.6%
Winston	76.4	93.9	22.9%
Mild Seven	17.5	17.5	0.2%
Salem	4.8	2.3	-51.9%

Regional sales results

(Units: billions of cigarettes)

	2005 Results	2006 Preliminary Results	Change
Europe	39.2	44.1	12.7%
Americas	9.3	8.8	-5.4%
Asia	33.5	29.1	-13.2%
CIS, Middle East Africa, etc.	138.3	158.0	14.3%

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended Mach 31, 2006.

[3] Beginning 2006, JTI adopted US GAAP standards in relation to trade allowance and discount classification. Last year's sales figures were adjusted for comparison purposes.

JT JTI

Japan Tobacco Inc./JT International

International Tobacco Business Results for 2006 (unaudited)

February 9th, 2007

Tokyo, Japan

1

Forward-Looking and Cautionary Statements

JTI

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1) **health concerns relating to the use of tobacco products;**
2) **legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;**
3) **litigation in Japan and elsewhere;**
4) **our ability to further diversify our business beyond the tobacco industry;**
5) **our ability to successfully expand internationally and make investments outside of Japan;**
6) **competition and changing consumer preferences;**
7) **the impact of any acquisitions or similar transactions;**
8) **local and global economic conditions, and**
9) **fluctuations in foreign exchange rates and the costs of raw materials.**

2

JTI

Jean-François Leroux

Senior Vice President
Finance, Information Technology and CFO

- Financial Overview -

3

Summary

JTI

Continued industry leading growth
Double digits for each key performance indicator

- ☐ Total Volume up 10.4%*
- ☐ Global Flagship Brand (GFB) Volume up 13.6%*
- ☐ Net Sales after tax up 11.1%*
- ☐ EBITDA up 17.8%*^

* Like-for-like 2006 vs. 2005
^ In this presentation, EBITDA is before royalty payment to JT

4

Summary – Full Year Results (like-for-like)

JTI

(billion cigarettes)

	2005	2006	Change	
Volume	217.5	240.1	22.6	10.4%
GFB Volume	131.2	149.1	17.9	13.6%
				(US$million)
Net Sales after tax*	4,256	4,729	473	11.1%
EBITDA	925	1,090	165	17.8%

*2005 Net Sales after tax restated based on 2006 US GAAP. JTI Net Sales are historically reported excluding Japan for consolidation purposes.

Like-for-like:

- *Excluding JTI products sold in Japan in 2005*
- *All further slides in this presentation are on like-for-like basis for comparability purposes unless otherwise noted*

5

Growth Drivers - Volume Evolution

JTI



(BNU)
250
200
150
100
50
0
92
102
80
110
80
124
86
131
91
149
2002
2003
2004
2005
2006
GFB Volume
Other Brands Volume

- ❑ Continued strong and balanced volume growth
- ❑ Global Flagship Brands (GFB) reaching 62% of total volume

6

Growth Drivers - GFB Volume


GFB Volume growth in 2006
Total GFB
Winston
Camel
Mild Seven
Salem
14%
23%
1%
0%
-14%


GFB Volume growth by geography in 2006
CIS & Others
Europe
Americas
Asia
2005
2006

- Winston volume passed 90 Bn
- CIS & Others Region and Europe drive GFB volume growth

7

Growth Drivers - Net Sales


Net Sales per '000 at actual FX rates
15.8
18.2
19.3
19.6
19.7
2002
2003
2004
2005*
2006*

*Restated based on 2006 US GAAP


2006 Net Sales contribution & growth vs. 2005
Europe
+2 %
Americas
-3 %
Asia
+1 %
CIS & Others
+23%

- Limited Net Sales per thousand growth due to increased price competitiveness
- Europe Net Sales growth impacted by Spain

8

Growth Drivers - GFB Net Sales

JTI


GFB Net Sales growth in 2006
Total GFB
Winston
Camel
Mild Seven
Salem
13%
31%
-3%
2%
-11%


GFB Net Sales growth by geography in 2006
(indexed 2005=100)
115
110
105
100
95
Asia
Americas
Europe
CIS & Others
2005
2006

- Winston driving GFB Net Sales growth; Camel impacted by Spain
- All regions contributed to GFB Net Sales increase

9

Growth Drivers – Core Markets Net Sales

JTI


(US$mn)
Net Sales Growth by core market in 2006
4,800
4,700
4,600
4,500
4,400
4,300
4,200
4,100
France
Spain
Italy
Canada
Ukraine
Russia
Turkey
Iran
Korea
Malaysia
Taiwan
Others
2005
2006

- Core markets driving JTI Net Sales
- Spain downside fully compensated within Europe

10

Managing Growth - Emerging vs. Mature* Markets

JTI



Volume Growth in 2006
Emerging
Mature
2005
2006



Emerging
Mature
2005
2006

- Volume and EBITDA growth mainly driven by emerging markets
- Mature markets without Spain contributing to EBITDA growth

*Emerging and mature markets classification in line with the World Bank definition.

Managing Growth - EBITDA Roadmap

JTI



EBITDA Growth driver
by element in 2006
(US$MM)
1,100
1,050
1,000
950
900
850
Volume
Price/
Mix
Cost
FX
2005
2006



EBITDA Growth driver
by geography in 2006
(US$MM)
1,100
1,050
1,000
950
900
850
Europe
CIS &
Others
Americas
Asia
FX
2005
2006

- Volume growth is driving profitability growth
- Investments to strengthen organization to adequately support expanding operations

Managing Growth - Consistent Core Strategies

JTI

Continued to:

- *Strengthen GFB equity*
- *Leverage & deploy brand portfolio*
- *Improve impact at point of sale*
- *Concentrate on core markets*
- *Reduce cost base while delivering quality products*
- *Aim for the highest standard of corporate responsibility*
- *Invest in talent*

13

Consistency - EBITDA Margin[1] Evolution

JTI



12%
13%
14%
16%
18%
22%
23%
2000
2001
2002
2003
2004
2005[2]
2006

Continuous improvement

1) EBITDA Margin = EBITDA / Net Sales after tax

2) Growth pattern impacted by the change to 2006 US GAAP per 1 January 2006

14

Consistency – EBITDA Growth

JTI



EBITDA (US$ million)
1,090
1 Bn
925
712
551
441
400
338
2000
2001
2002
2003
2004
2005
2006

Passing USD 1 Billion EBITDA

15

Appendix

JTI



Canada
France
Spain
Italy
Ukraine
Turkey
Russia
Iran
Korea
Taiwan
Malaysia

Regional base

Sources: SOM Data France and Spain based on distribution to trade, SOM Data Canada based on internal estimates. SOM Data for Iran not available. All other SOM Data provided by AC Nielsen.

16

Appendix - France, Spain & Italy

JTI



SOM performance
GFB Other Brands
15%
10%
5%
0%
10.1%
13.6%
11.4%
03 04 05 06
France
03 04 05 06
Spain
03 04 05 06
Italy



Combined financial performance (2003=100)
EBITA index Net Sales per '000 index
200
175
150
125
100
2003
2004
2005
2006
2005 Net Sales data adjusted for 2006 GAAP

- Steady GFB Share of Market growth in all key markets
- *Despite Spain events,* 2006 EBITA 1.5 times 2003 EBITA
- EBITA CAGR* 2003-2006 is 10%

*CAGR = Compound Annual Growth Rate

Appendix - Russia & Ukraine

JTI



SOM performance
GFB Other Brands
20%
15%
10%
5%
0%
18.3%
14.2%
03 04 05 06
Russia
03 04 05 06
Ukraine



Combined financial performance (2003=100)
EBITA index Net Sales per '000 index
600
500
400
300
200
100
2003
2004
2005
2006
2005 Net Sales data adjusted for 2006 GAAP

- Strong international brand portfolio captures up-trading trends
- Steady net sales per thousand improvement
- EBITA CAGR* 2003-2006 is 50%

*CAGR = Compound Annual Growth Rate

Appendix - Turkey & Iran

JTI



SOM performance
GFB Other Brands
40%
30%
20%
10%
0%
10.9%
N/A
03
04
05
06
03
04
05
06
Turkey
Iran



Combined financial performance (2003=100)
EBITA index
Net Sales per '000 index
600
500
400
300
200
100
2003
2004
2005
2006
2005 Net Sales data adjusted for 2006 GAAP

- GFB lead turnaround to growth in Turkey
- Leadership position as #1 international tobacco company in Iran further expanded
- EBITA CAGR* 2003-2006 is 53%

*CAGR = Compound Annual Growth Rate

19

Appendix - Canada

JTI



SOM performance
GFB Other Brands
15%
10%
5%
0%
12.2%
03
04
05
06



Canada financial performance (2003=100)
EBITA index
Net Sales per '000 index
150
100
50
0
2003
2004
2005
2006
2005 Net Sales data adjusted for 2006 GAAP

- Strong Export A growing premium segment share
- EBITA down due to growth of value segment

*CAGR = Compound Annual Growth Rate

20

Appendix - Taiwan, Malaysia & Korea

JTI


SOM performance
GFB
Other Brands
40%
30%
20%
10%
0%
37.3%
18.2%
3.4%
03 04 05 06
03 04 05 06
03 04 05 06
Taiwan
Malaysia
Korea


Combined financial performance (2003=100)
EBITA index
Net Sales per '000 index
140
120
100
2003
2004
2005
2006
2005 Net Sales data adjusted for 2006 GAAP

- ❑ SOM continued to grow in Taiwan; SOM stabilized in Korea
- ❑ Malaysia continues to be impacted by market dynamics
- ❑ EBITA CAGR* 2003 – 2006 is 6%

*CAGR = Compound Annual Growth Rate

21

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Philip Gawith / Suzanne Bartch / Peter Ogden
(PR adviser to JT)
The Maitland Consultancy
London: +44-20-7379-5151

JT Updates Progress of Competition Clearance for Gallaher Acquisition

Tokyo, March 6, 2007 – Japan Tobacco Inc. (JT) (TSE: 2914) updated today the progress of competition clearances in relation to its proposed acquisition of Gallaher Group Plc (Gallaher) (LSE: GLH.L).

In addition to the unconditional clearance by the EU, announced on February 21, Russia (The Federal Antimonopoly Service) and South Africa (The Competition Commission) have approved JT's proposed acquisition of Gallaher without any conditions.

The Court meeting and Gallaher's extraordinary general meeting of shareholders to approve the scheme are both scheduled to be held on March 9, 2007, and JT expects the scheme of arrangement to become effective on April 18, 2007, subject to the satisfaction or waiver of any outstanding conditions.

####

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Philip Gawith / Suzanne Bartch /
Peter Ogden
(PR adviser to JT)
The Maitland Consultancy
London: +44-20-7379-5151

Gallaher Shareholders Vote in Favor of Recommended Cash Offer by JT

Tokyo, March 9, 2007 – Japan Tobacco Inc. (JT) (TSE: 2914) is pleased to announce that the requisite majority of shareholders of Gallaher Group Plc (Gallaher) (LSE: GLH.L) approved JT's proposed acquisition of Gallaher at the Court Meeting held in London earlier today. Following the Court Meeting, Gallaher shareholders also voted in favor of the implementation of the scheme of arrangement at the Extraordinary General Meeting.

JT expects the scheme of arrangement to become effective on April 18, 2007, subject to the satisfaction or waiver of any outstanding conditions which are set out in the Scheme Document.

"I am delighted to see that Gallaher's shareholders have given the deal their wholehearted support. Gallaher's significant European footprint and presence in the CIS region will further invigorate JT's international tobacco business, already our primary driving force," said Hiroshi Kimura, President and CEO of JT. "I look forward to completing the acquisition which represents another significant milestone for JT after the acquisition of RJR International in 1999. Combining the strong brand portfolio, expertise and dedicated workforces of JT and Gallaher will enhance our position as a leading global company in the industry."

###

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

END